Filed by Biotech Acquisition Company

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Biotech Acquisition Company

Commission File No.: 001-39935

Date: November 30, 2021

a.     Press Release

On November 30, 2021, Blade Therapeutics, Inc. (“Blade”) - which is party to a previously disclosed Agreement and Plan of Merger, dated as of November 8, 2021, with Biotech Acquisition Company (“BAC”), among other parties – issued the following press release:

Blade Therapeutics Announces Positive Topline Data from Phase 1 Clinical Study of Cudetaxestat, a Non-Competitive Autotaxin Inhibitor in Clinical Development for Idiopathic Pulmonary Fibrosis

– Phase 1 study assessed the effect of cudetaxestat on the pharmacokinetics of a combination of probe substrates for CYP450 enzymes

– Company on track to initiate planned phase 2 clinical study of cudetaxestat in idiopathic pulmonary fibrosis (IPF) in the first half of 2022

SOUTH SAN FRANCISCO, Calif., November 30, 2021 – Blade Therapeutics, Inc. (“Blade”), a biopharmaceutical company focused on developing cutting-edge treatments for debilitating fibrotic and neurodegenerative diseases, today announced positive topline data from a phase 1 drug-drug interaction clinical study of cudetaxestat, an investigational non-competitive autotaxin inhibitor in clinical development for IPF.

The study (NCT04814498) was designed to evaluate the effect of cudetaxestat on the pharmacokinetics of a combination of probe substrates for CYP450 enzymes in healthy volunteers. A standard cytochrome cocktail was used to probe for cytochrome 450 isoform activation or inhibition. In the trial, subjects demonstrated no alteration of plasma levels of substrates for cytochromes 3A4, 2B6, 1A2, and 2C9. The few interactions included weak inhibition of 2D6 and induction of 2C19. Cudetaxestat demonstrated a favorable safety and tolerability profile with no severe adverse events or drop-outs due to adverse events.

“We are pleased with these clinical data that add to our expanding knowledge base about the supportive safety and tolerability profiles of cudetaxestat,” said Wendye Robbins, M.D., president and CEO of Blade. “This study continues the momentum of our development program and supports advancing cudetaxestat in the anticipated patient populations. Blade remains on track with plans to initiate a phase 2 study of cudetaxestat in patients with IPF in the first half of 2022.”

In addition to today’s announcement, the company has recently achieved the following milestones for cudetaxestat:

●	Initiation of a phase 1 drug-drug interaction clinical study to assess the effect of cudetaxestat on the pharmacokinetics of two approved drugs for IPF – pirfenidone and nintedanib (click here);

●	Orphan drug designation granted by the U.S. Food and Drug Administration (FDA) for cudetaxestat for the potential treatment of systemic sclerosis (SSc) (click here);

●	Positive data from a preclinical in vivo drug-drug interaction study of cudetaxestat when co-administered at steady state with nintedanib (click here);

●	Completion of phase 1 clinical study investigating the relative bioavailability of a new tablet formulation of cudetaxestat to the oral solution formulation (click here); and

●	FDA activation of an Investigational New Drug application to investigate cudetaxestat in IPF (click here).

Cudetaxestat

Cudetaxestat (BLD-0409), a non-competitive, reversible inhibitor of autotaxin, has demonstrated direct anti-fibrotic activity and differentiating preclinical and biochemical characteristics which support the potential for a treatment profile in lung and liver fibrosis. Available data from completed phase 1 studies showed that cudetaxestat was well tolerated with a demonstrated pharmacokinetic/pharmacodynamic correlation and biomarker activity, and a supportive clinical safety profile. Cudetaxestat has been granted orphan drug designations in the treatment of IPF and SSc. Cudetaxestat is an investigational medicine that is not approved for commercial use by the FDA or any other regulatory authority.

Autotaxin

Pro-fibrotic processes are stimulated by autotaxin, a key enzyme responsible for generating the potent signaling lipid lysophosphatidic acid (LPA). Excessive autotaxin levels and activity play a central role in various fibrotic diseases and occur in response to epithelial cell/tissue damage, leading to elevated levels of LPA. LPA binds to LPA receptors on myofibroblasts, thereby triggering a signaling cascade that leads to myofibroblast activation/differentiation. Activated myofibroblasts produce extracellular matrix proteins that make up the fibrotic lesion (organ/tissue scarring). Increased autotaxin levels and activity are associated with liver, lung, kidney, and skin fibrosis. In addition, autotaxin levels correlate with fibrosis severity in various liver diseases (e.g., nonalcoholic fatty liver disease/nonalcoholic steatohepatitis (NASH)). Inhibition of the autotaxin pathway has been clinically validated in IPF.

Fibrosis

Fibrosis is a complex, pathologic process involving the development of organ/tissue scarring characterized by deposition of extracellular matrix proteins that develop in response to aberrant cell/tissue damage. Excessive fibrosis disrupts normal architecture and function of organs/tissues. Later-stage fibrotic disease is marked by poor outcomes and high morbidity and mortality. Diseases characterized by uncontrolled, progressive fibrosis include IPF, interstitial lung disease, and NASH. New well-tolerated therapies that provide robust attenuation of disease progression are needed to address the high burden of fibrotic and neurodegenerative diseases.

About Blade Therapeutics

Blade Therapeutics, Inc. is a biopharmaceutical company focused on developing cutting-edge treatments for debilitating, incurable fibrotic and neurodegenerative diseases that impact millions of people worldwide. The company has deep expertise in novel biological pathways – including autotaxin / LPA and calpain biology – that are foundational to cell- and tissue-damage responses resulting from protein deposition or aggregation associated with fibrotic and neurodegenerative diseases. Blade expects to advance a differentiated pipeline of oral, small-molecule therapies that include a non-competitive autotaxin inhibitor and inhibitors of dimeric calpains designed for potential treatment of lung, liver and cardiac fibrosis or neurodegenerative diseases. The company’s focused approach offers the potential to produce disease-modifying, life-saving therapies. Visit www.blademed.com for more information and follow Blade on LinkedIn.

On November 8, 2021, Biotech Acquisition Company (NASDAQ: BIOT), a special purpose acquisition company affiliated with SPRIM Global Investments, and Blade announced that they have entered into a definitive merger agreement. Click here for more information.

Contacts

Media Relations
Michael Blash
mblash@blademed.com
+1-650-453-0632

Investors Relations
Krishna Gorti, M.D.
kgorti@blademed.com
+1-973-570-9438

b.    Social Media

On November 30, 2021, Blade shared the following on its LinkedIn page:

IMPORTANT LEGAL INFORMATION

The foregoing information and statements contained in this Rule 425 filing are qualified in their entirety by the disclaimers set forth on the Form 8-K filed by Biotech Acquisition Company with the SEC on November 8, 2021.

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